UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TuanChe Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share

Class B Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

89856T104**

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 89856T104 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “TC.” Each ADS represents 16 Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 89856T104

1.	Names of Reporting Persons. Wei Wen
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 55,260,580 Class B ordinary shares and 4,686,944 Class A ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 55,260,580 Class B ordinary shares and 4,686,944 Class A ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,260,580 Class B ordinary shares and 4,686,944 Class A ordinary shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.5% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 89856T104

1.		Names of Reporting Persons. WW Long Limited
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 55,260,580 Class B ordinary shares and 2,188,160 Class A ordinary shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 55,260,580 Class B ordinary shares and 2,188,160 Class A ordinary shares (See Item 4)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 55,260,580 Class B ordinary shares and 2,188,160 Class A ordinary shares (See Item 4)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 17.8% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 4)
14.		Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

TuanChe Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing 100038

People’s Republic of China

Item 2(a).	Name of Person Filing:

Wei Wen

WW Long Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Wei Wen

c/o TuanChe Limited

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing 100038

People’s Republic of China

WW Long Limited

Start Chambers, Wickham’s Cay II

P.O. Box 2221, Road Town

Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Wei Wen - People’s Republic of China

WW Long Limited - British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”) and Class B ordinary shares, par value US$0.0001 per share (the “Class B Ordinary Shares”)

Item 2(e).	CUSIP No.:

89856T104

CUSIP number 89856T104 has been assigned to the ADSs of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “TC.” Each ADS represents 16 Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2021:

Reporting person	Amount beneficially owned:		Percent of class(1)		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Wei Wen	4,686,944	(2)	1.7	%(3)	4,686,944	(2)	0	4,686,944	(2)	0
WW Long Limited	2,188,160	(4)	0.8	%(5)	2,188,160	(4)	0	2,188,160	(4)	0

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 268,202,667 Class A Ordinary Shares issued as of December 31, 2021.

(2)	Including (1) 2,188,160 Class A Ordinary Shares held in the form of ADSs by WW Long Limited, and (2) 2,498,784 Class A Ordinary Shares held in the name of Mr. Wei Wen by Best Cars Limited, the nominee of the Issuer’s equity incentive trust, representing the number of restricted shares granted to Mr. Wei Wen that have vested as of December 31, 2021 under the Share Incentive Plan adopted in June 2018.

(3)	The 4,686,944 Class A Ordinary Shares held by the reporting person represent 1.4% of the Issuer's outstanding ordinary shares as a single class, being the sum of 268,202,667 Class A Ordinary Shares and 55,260,580 Class B ordinary shares outstanding as of December 31, 2021, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes and is convertible into one Class A Ordinary Share.

(4)	2,188,160 Class A Ordinary Shares held in the form of ADSs by WW Long Limited, and (2) 2,498,784 Class A Ordinary Shares held in the name of Mr. Wei Wen by Best Cars Limited, the nominee of the Issuer’s equity incentive trust, representing the number of restricted shares granted to Mr. Wei Wen that have vested as of December 31, 2021 under the Share Incentive Plan adopted in June 2018.

(5)	The 2,188,160 Class A Ordinary Shares held by the reporting person represent 0.7% of the Issuer's outstanding ordinary shares as a single class, being the sum of 268,202,667 Class A Ordinary Shares and 55,260,580 Class B ordinary shares outstanding as of December 31, 2021, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes and is convertible into one Class A Ordinary Share.

The following information with respect to the ownership of the Class B Ordinary Shares by each of the reporting persons is provided as of December 31, 2021:

Reporting person	Amount beneficially owned:		Percent of class(1):		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Wei Wen	55,260,580	(2)	100.0	%(3)	55,260,580	(2)	0	55,260,580	(2)	0
WW Long Limited	55,260,580	(2)	100.0	%(3)	55,260,580	(2)	0	55,260,580	(2)	0

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 55,260,580 Class B Ordinary Shares, outstanding as of December 31, 2021.

(2)	55,260,580 Class B Ordinary Shares held by WW Long Limited. Mr. Wei Wen is the beneficial owner and sole director of WW Long Limited.

(3)	The 55,260,580 Class B Ordinary Shares held by the reporting persons represent 17.1% of the Issuer’s outstanding ordinary shares as a single class, being the sum of 268,202,667 Class A Ordinary Shares and 55,260,580 Class B ordinary shares outstanding as of December 31, 2021, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. Based on the same assumption, the 55,260,580 Class B Ordinary Shares and 2,188,160 Class A Ordinary Shares combined held by WW Long Limited represent 17.8% of the Issuer’s outstanding ordinary shares as a single class, and the 55,260,580 Class B Ordinary Shares and 4,686,944 Class A Ordinary Shares combined beneficially owned by Mr. Wei Wen represent 18.5% of the Issuer’s outstanding ordinary shares as a single class. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes and is convertible into one Class A Ordinary Share.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

WW LONG LIMITED

By:	/s/ Wei Wen
	Name:	Wei Wen
	Title:	Director

WEI WEN

By:	/s/ Wei Wen

LIST OF EXHIBITS

Exhibit 99.1* – Joint Filing Agreement dated February 13, 2020, by and among the Reporting Persons

* Previously filed